SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hornbeck Offshore Services, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

440543106
(CUSIP Number)

Christopher Pucillo
Solus Alternative Asset Management LP
410 Park Avenue, 11th Floor
New York, NY 10022
212-284-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	440543106

1	NAMES OF REPORTING PERSONS
Solus Alternative Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
3,170,077 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
3,170,077 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,170,077 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP NO.	440543106

1	NAMES OF REPORTING PERSONS
Solus GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
3,170,077 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
3,170,077 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,170,077 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO.	440543106

1	NAMES OF REPORTING PERSONS
Christopher Pucillo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
3,170,077 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
3,170,077 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,170,077 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 1 (this “Amendment”) reflects changes to the information in the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2019 (the “Schedule 13D”) by Solus Alternative Asset Management LP, a Delaware limited partnership (“Solus”), Solus GP LLC, a Delaware limited liability company, which serves as the general partner to Solus (“Solus GP”), and Christopher Pucillo, a United States citizen, who serves as managing member of Solus GP (“Pucillo” and together with Solus and Solus GP, the “Reporting Persons”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Hornbeck Offshore Services, Inc., a Delaware corporation (the “Issuer” or the “Company”), with its principal office located at 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433.

Except as otherwise indicated, capitalized terms used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On February 14, 2020, the Company commenced (i) offers to exchange (the “Exchange Offers”) any and all of its outstanding 5.875% Senior Notes due 2020 (the “2020 Notes”) and 5.000% Senior Notes due 2021 (the “2021 Notes” and together with the 2020 Notes, the “Existing Notes”) for a combination of its newly issued 10.00% Senior Notes due 2023 and 5.50% Senior Notes due 2025 (collectively, the “New Notes”), (ii) a private offer to purchase (the “Tender Offer” and, together with the Exchange Offers, the “Offers”) for cash up to $66.67 million in aggregate principal amount of Existing Notes and (iii) a solicitation of consents to proposed amendments with respect to the indentures governing the Existing Notes and certain releases (the “Consent Solicitations” and such consents, the “Consents”).

In connection with the Offers, the Company and certain holders of the Existing Notes (the “Holders”), including Solus, entered into a transaction support agreement (described in Item 6 of this Amendment) (the “Transaction Support Agreement”) pursuant to which these Holders agreed to, among other matters: (1) tender their Existing Notes in the Exchange Offers and (2) support the Consent Solicitations. Solus also entered into a stockholder support agreement with the Company (described in Item 6 of this Amendment) (the “Stockholder Support Agreement”).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Transaction Support Agreement

On February 14, 2020, the Company entered into the Transaction Support Agreement with the Holders of the Existing Notes. In connection with the entry into the Transaction Support Agreement, the Company commenced (i) the Exchange Offers of up to all of the Existing Notes for a combination of its New Notes, (ii) the cash Tender Offer for up to $66.67 million in aggregate principal amount of Existing Notes upon the terms and conditions set forth in a confidential offer to exchange and consent solicitation statement dated February 14, 2020 and (iii) the Consent Solicitations.

Pursuant to the Transaction Support Agreement, the Holders have agreed to, among other things: (i) validly tender in the Exchange Offers approximately 80% of the $224.3 million aggregate principal amount of outstanding 2020 Notes and approximately 85% of the $450.0 million aggregate principal amount of outstanding 2021 Senior Notes; (ii) deliver the Consents and associated releases with respect to such Existing Notes; (iii) not to withdraw or revoke any Existing Notes tendered and any Consents and releases delivered in the Exchange Offers and Consent Solicitations; and (iv) cooperate with and support the Company’s efforts to consummate the Offers and Consent Solicitations.

The Company’s and the Holders’ obligations under the Transaction Support Agreement are subject to various customary conditions set forth in the Transaction Support Agreement. The foregoing description of the Transaction Support Agreement is qualified in its entirety by reference to the Transaction Support Agreement, which is attached hereto as Exhibit 1.

Stockholder Support Agreement

Also on February 14, 2020, the Company and Solus entered into the Stockholder Support Agreement. Pursuant to the Stockholder Support Agreement, Solus has agreed to: (i) vote all of its shares of Common Stock in favor of (A) the issuance of the New Notes as well as the Common Stock potentially issuable pursuant to the terms of the New Notes, the securities underlying the New Notes and certain warrants issuable in connection with or coincident with the Offers as required by the New York Stock Exchange and (B) certain amendments to the Company’s certificate of incorporation; (ii) not sell, transfer, assign or otherwise dispose of any shares of Common Stock currently held by it prior to the completion of the vote at the special meeting of the Company’s stockholders necessary to consummate the Offers, unless the transferee agrees in writing to be bound by a Stockholder Support Agreement; (iii) not support any alternative transactions other than the Offers and Consent Solicitations; and (iv) cooperate with and support the Company’s efforts to consummate the Offers and Consent Solicitations. The Stockholder Support Agreement became effective and all obligations contained therein became binding on the respective parties thereto upon commencement of the Offers.

The Company’s obligations under the Stockholder Support Agreement are subject to various customary conditions set forth in the Stockholder Support Agreement. The foregoing description of the Stockholder Support Agreement is qualified in its entirety by reference to the form of the Stockholder Support Agreement, which is attached hereto as Exhibit 2.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1	Form of Transaction Support Agreement

Exhibit 2	Form of Stockholder Support Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2020

By: /s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of Solus GP LLC, for itself and as the general partner of Solus Alternative Asset Management LP